EXHIBIT 3.1

TEXT OF AMENDMENT TO ARTICLES OF INCORPORATION

Article Third, Section B.3

3.         Uncertificated Shares.    Any and all classes of shares of the Corporation’s capital stock, or any part thereof, may be represented by uncertificated shares, except that shares represented by a certificate that is issued and outstanding shall be represented thereby until the certificate is surrendered to the Corporation.